Correspondence

                               Birch Branch, Inc.





March 13, 2007



Ms. Amanda Jaffe
U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549


RE: Birch Branch, Inc.


Dear Ms. Jaffe:


As we discussed on the telephone, I have sent to you via general correspondence on Edgar, the amended September 30, 2006 10QSB for Birch Branch, Inc. This file shows our proposed changes that address the comments in your letter of February 28, 2007. I have noted our changes in this letter as below:


1. Part I, Item 3 "CONTROLS AND PROCEDURES" - this disclosure was unintentionally omitted from the earlier filing so the following has been added:

The Company's management, including the president, chief financial officer and vice president, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined by Rules 13a-15 (e) of the Securities Exchange Act of 1934) as of September 30, 2006. Their evaluation concluded that(i) the disclosure controls and procedures are effective as of September 30, 2006 and provide reasonable assurance that material information relating to the Company is made known to management including the president, chief financial officer and vice president and;(ii) the financial statements, and other financial information included in this Quarterly Report on Form 10-QSB, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Quarterly Report on Form 10-QSB.

2. Exhibits - the certifications have been revised to conform exactly to the presentation set forth in Item 601(b)(31) of Regulation SB. All statements continue to be true however I have left the original signature dates unless you need these to reflect today's date.

Amanda, please call me to discuss these changes at your earliest convenience. I will be submitting separate transmittals for each reporting period.


Best Regards,


/s/ Bob Lazzeri
---------------
Bob Lazzeri






       2560 W. Main Street, Suite 200 Littleton, CO 88120 ph 303-794-9450

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 10-QSB/A



             QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                For the quarterly period ended September 30, 2006


                        Commission File Number: 000-50936


                               Birch Branch, Inc.
        ----------------------------------------------------------------
        (Exact name of small business issuer as specified in its charter)


         Colorado                                      84-1124170
-----------------------------               ---------------------------------
(State of other jurisdiction of             (IRS Employer Identification No.)
 incorporation or organization)


                 2525 Fifteenth Street, Ste 3H, Denver, CO 80211
           ----------------------------------------------------------
           (Address of principal executive offices including zip code)


                                 (303) 480-5037
                           --------------------------
                           (Issuer's telephone number)



Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                            Yes X             No___


As of September 30, 2006, the Registrant had 1,287,393 shares of common stock, no par value per share, outstanding.

Transitional Small Business Disclosure Format (check one): Yes___    No X

                                      INDEX
                                      -----

                                                                           Page
                                                                          Number
                                                                          ------

Part I.        Financial Information

         Item I.  Financial Statements

                  Balance Sheet as of September 30, 2006
                    (unaudited) and June 30, 2006                           2

                  Statements of Operations, Three Months
                    Ended September 30, 2006 and 2005 (unaudited)           3

                  Statements of Cash Flows, Three Months
                    Ended September 30, 2006 and 2005 (unaudited)           4

                  Notes to Financial Statements                             5

         Item 2.  Management's Discussion and Analysis of
                    Financial Conditions and Results of
                    Operations                                              7

Part II.  Other Information                                                 8

                               BIRCH BRANCH, INC.
                          (A Development Stage Company)
                                 BALANCE SHEETS

                                     ASSETS

                                                 September 30,      June 30,
                                                     2006             2006
                                                  (Unaudited)     (See Note 1)
                                                 -------------    -------------

Current Assets
 Cash                                            $       2,980    $       2,980
                                                 -------------    -------------
Total Current Assets                                     2,980            2,980

Real estate, land                                       55,595           55,595
Real estate, building, net of accumulated
 depreciation of $10,214 and $7,660 at
 September 30, 2006 and June 30, 2006                  388,124          390,678
Furnishings, net of accumulated depreciation
 of $1,724 and $1,262 at September 30, 2006
 and June 30, 2006                                       7,885            7,839
                                                 -------------    -------------
Total Assets                                     $     454,584    $     457,091
                                                 =============    =============

                    LIABILITIES AND STOCKHOLDERS' (DEFICIT)

Current Liabilities
 Accounts payable, related party                        38,172           34,069
 Accrued expenses                                        7,992            2,944
                                                 -------------    -------------
  Total Current Liabilities                             46,164           37,013

Mortgage note payable, related party                   430,000          430,000
Accrued interest payable, related party                 34,227           25,557
                                                 -------------    -------------
Total Liabilities                                      510,391          492,570


Stockholders' (Deficit):
 Preferred Stock, no par value,
  50,000,000 shares authorized,
  none issued and outstanding                             --               --
 Common Stock, no par value,
  500,000,000 shares authorized
  1,287,393 shares issued and
  outstanding                                           65,613           65,613
Accumulated (deficit)                                   (5,173)          (5,173)
Accumulated (deficit) during development stage        (116,247)         (95,919)
                                                 -------------    -------------
Total Stockholders' (Deficit)                          (55,807)         (35,479)
                                                 -------------    -------------

Total Liabilities and Stockholders' (Deficit)    $     454,584    $     457,091
                                                 =============    =============

The accompanying notes are an integral part of the financial statements.



                               BIRCH BRANCH, INC.
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                                      For the Period
                                                                       From July 1,
                                                                      2002 (date of
                                                                       commencement
                                                                      of development
                                          Three Months Ended          stage) through
                                    September 30,    September 30,    September 30,
                                         2006             2005             2006
                                    -------------    -------------    --------------
Revenues                            $        --      $        --      $         --
                                    -------------    -------------    --------------

Expenses
   Accounting and auditing                  4,850              875            20,960
   Depreciation                             3,016             --              11,938
   Legal fees                                --              1,494            26,313
   Real estate taxes                          697              335             8,033
   Stock transfer fees                      1,721             --               5,573
   Other                                    1,373              575             6,588
                                    -------------    -------------    --------------
                                           11,657            3,279            79,405
                                    -------------    -------------    --------------
Net Operating (Loss)                      (11,657)          (3,279)          (79,405)

Other (Expense):
   Interest expense                        (8,671)          (2,615)          (36,842)
                                    -------------    -------------    --------------

Net (Loss)                          $     (20,328)          (5,894)         (116,247)
                                    -------------    -------------    --------------

Per Share                           $        (.02)   $        (.01)   $         (.09)
                                    =============    =============    ==============

Weighted Average Number of Shares
 Outstanding                            1,287,393        1,287,393         1,287,393
                                    =============    =============    ==============







The accompanying notes are an integral part of the financial statements.


                               BIRCH BRANCH, INC.
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS
                                   (Unaudited)


                                                                                For the Period
                                                                                 From July 1,
                                                                                2002 (date of
                                                                                 commencement
                                                                                of development
                                                    Three Months Ended          stage) through
                                              September 30,    September 30,    September 30,
                                                   2006             2005             2006
                                              -------------    -------------    --------------
Cash Flows from Operating Activities:
  Net (loss)                                  $     (20,328)   $      (5,894)   $     (116,247)
  Adjustment to reconcile net
   (loss) to net cash provided
    by operating activities:
     Depreciation                                     3,016             --              11,938
     Increase (decrease) in accounts payable
      and accrued expenses                           13,209          (13,079)           28,516
                                              -------------    -------------    --------------
Net Cash (Used in) Operating Activities              (4,103)         (18,973)          (75,793)
                                              -------------    -------------    --------------
Cash Flows from Investing Activities                   --               --                --
                                              -------------    -------------    --------------
Cash Flows from Financing Activities
   Additional paid-in capital                          --               --               2,424
   Advances from related party                        4,103           18,973            73,369
                                              -------------    -------------    --------------
Net Cash Provided by Investing Activities             4,103           18,973            75,793
                                              -------------    -------------    --------------
Increase (Decrease) in Cash                            --               --                --

Cash, Beginning of Period                             2,980            2,980             2,980
                                              -------------    -------------    --------------
Cash, End of Period                           $       2,980    $       2,980    $        2,980
                                              =============    =============    ==============
Interest Paid                                 $        --      $        --      $         --
                                              =============    =============    ==============
Income Taxes Paid                             $        --      $        --      $         --
                                              =============    =============    ==============

Schedule of non-cash financing and
 investing activities:

Construction in progress financed
by advances payable from related
party including accrued interest              $        --      $       12,680    $     398,517
                                              =============    ==============    =============



The accompanying notes are an integral part of the financial statements.

                               BIRCH BRANCH, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                         September 30, 2006 (Unaudited)


(1)   Unaudited Financial Statements

The balance sheet as of September 30, 2006, the statements of operations for the three month periods ended September 30, 2006 and 2005 and the statements of cash flows for the three month periods ended September 30, 2006 and 2005, have been prepared by Birch Branch, Inc. (Company) without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures, normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America, have been condensed or omitted as allowed by such rules and regulations, and the Company believes that the disclosures are adequate to make the information presented not misleading. The results of operations for the three months ending September 30, 2006 are not necessarily indicative of results expected for the full year ending June 30, 2007. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and changes in financial position at September 30, 2006 and for all periods presented, have been made.

It is suggested that these statements be read in conjunction with the June 30, 2006 audited financial statements and the accompanying notes included in the Company's Report on Form 10-KSB, filed with the Securities and Exchange Commission.

(2)  Basis of Presentation - Going Concern

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplates continuation of the Company as a going concern. However, the Company has no operating income to date, has working capital and stockholders' deficits, and has recurring losses from operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. In view of these matters, realization of certain of the assets in the accompanying balance sheet is dependent upon the Company's ability to meet its financing requirements, raise additional capital, and the success of its future operations. The Company has been economically dependant on its President to fund operations. In order to meet its liquidity needs during the next fiscal year, the Company anticipates receiving additional financing from its President. There is no assurance that the Company's President will fund the necessary operating capital, or that revenues will commence sufficient to assure the eventual profitability of the Company. Management believes that this plan provides an opportunity for the Company to continue as a going concern.

 (3)   Related party transactions

The Company's President advanced funds plus accrued interest to the Company for the construction in progress and operating expenses. The construction was completed in September 2005, and the Company's President and the Company converted $381,134 of the advances and $48,866 of the accrued interest to a mortgage note payable totaling $430,000, collateralized by the land and building owned by the Company. An additional $38,172 in advances is uncollateralized, bears no interest and has no maturity date.

The mortgage loan bears simple interest at 8% per annum with the total note and accrued interest due September 30, 2010. The Annual Percentage Rate (APR) is approximately 6.85%. Construction note interest of $48,866 was capitalized during the construction period. Immaterial real estate taxes on this property, subject to the construction in progress, were expensed as incurred.

There were 1,325,000 shares of common stock outstanding at July 1, 2002. To facilitate the one for one distribution, 37,607 shares were cancelled for no consideration.

The Company uses the offices of its President for its minimal office facility needs for no consideration. No provision for these costs has been provided since it has been determined that they are immaterial.

(4)  Agreement and Plan of Reorganization

On September 26, 2006, the Company entered into an Agreement and Plan of Reorganization with Fluid Audio Networks, Inc. ("FAN") under which, following a
3.75 forward stock split of the outstanding stock of the Company, the Company will issue 30,808,584 shares of its common stock to acquire all of the outstanding common stock of FAN. Additionally, the Company will divest itself of its nominal net real estate assets by conveying these assets to its President in exchange for the assumption of all the parent company debt and cancellation of 50,000 (post split) shares of its common stock held by its President and transferred to it. The Company's President will convey for cancellation an additional 50,000 shares (post split) of the Company's common stock in exchange for a payment of $500,000.

The Agreement is subject to certain significant contingencies which must be completed by November 30, 2006 in order for the transaction to be closed.

                                     ITEM 2

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Certain statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations which are not historical facts are forward-looking statements such as statements relating to future operating results, existing and expected competition, financing and refinancing sources and availability and plans for future development or expansion activities and capital expenditures. Such forward-looking statements involve a number of risks and uncertainties that may significantly affect our liquidity and results in the future and, accordingly, actual results may differ materially from those expressed in any forward-looking statements. Such risks and uncertainties include, but are not limited to, those related to effects of competition, leverage and debt service financing and refinancing efforts, general economic conditions, changes in laws and regulations, and risks related to merger and acquisition activities. The following discussion and analysis should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.

Overview

The Company was organized on September 28, 1989 under the laws of the state of Colorado. Until November 12, 2002, the Company was a wholly owned subsidiary of Pride Holdings, Inc. Pride Holdings is a wholly-owned subsidiary of Pride, Inc. (PRIDE). Pride, Inc. was a wholly-owned subsidiary of Prime Rate Income & Dividend Enterprises, Inc. (PIDV). On November 12, 2002, the directors of PIDV approved, subject to the effectiveness of a registration with the Securities and Exchange Commission, the spin-off of PRIDE to the PIDV shareholders of record on November 26, 2002 on a pro rata basis, exclusive of shares issued to U.S. Medical Systems, Inc. (USMS) shareholders effective November 12, 2002. PIDV entered into a share exchange agreement with USMS whereby USMS became a wholly-owned subsidiary of PIDV. This business combination completed in November, 2002, was accounted for as a reverse acquisition of PIDV since the former controlling shareholders of USMS controlled PIDV after the transaction. Since USMS's business is not related to the real estate and mortgage investment business of PRIDE, the PIDV directors decided it was in the best interest of PIDV and PRIDE and PIDV's shareholders to spin-off PRIDE. The conditions of the business combination agreement with USMS stipulate that PRIDE would be spun-off to PIDV shareholders. The shares of PRIDE are being held by Michael L. Schumacher, President, for the benefit of PIDV shareholders, in escrow with instructions to distribute the PRIDE shares once the PRIDE Form 10-SB is effective with the Securities and Exchange Commission. Management of PRIDE intends to continue operations of PRIDE in the same manner as prior to the spin-off and does not anticipate any additional corporate transactions which might impact the continuing interest of the shareholders.

Simultaneous with the spin-off of Pride, Inc., the directors of Pride and Pride Holdings, Inc. determined that Birch Branch should also be distributed in the same manner to the same qualified PIDV shareholders. Birch Branch is the owner of five residential lots comprising a total of eight acres in Nebraska. Since Birch Branch desired to develop this property and needed additional capital to fund this development, it was determined that it was in the best interest of Pride's shareholders to spin-off Birch Branch to the same PIDV qualified shareholders.

Birch Branch owns real estate in Nebraska. At November 12, 2002, Birch Branch had tentative plans to build a replica of a historic artist's studio (Studio) on one of the Nebraska lots, but had not commenced construction at that time. The tentative plans called for using the Studio as a private museum and as a bed and breakfast type rental facility. Construction began on the Studio in 2003 and is complete as of September 30, 2005. Since there are five lots included in this property, the remaining four lots are being held as investments for potential future development or sale.

Results of Operations

The Company generated no revenues during the quarter ended September 30, 2006, and management does not anticipate any revenues until May 2007, due to the seasonal nature of the business.

The Company has minimal capital.

At September 30, 2006, the Company had no material commitments for capital expenditures related to furnishing the Studio.

ITEM 3.  CONTROLS AND PROCEDURES

The Company's management, including the president, chief financial officer and vice president, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined by Rules 13a-15 (e) of the Securities Exchange Act of 1934) as of September 30, 2006. Their evaluation concluded that(i) the disclosure controls and procedures are effective as of September 30, 2006 and provide reasonable assurance that material information relating to the Company is made known to management including the president, chief financial officer and vice president and;(ii) the financial statements, and other financial information included in this Quarterly Report on Form 10-QSB, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Quarterly Report on Form 10-QSB.

                         PART II. OTHER INFORMATION

Item 1.  Legal Proceedings

         None.

Item 2.  Changes in Securities

         None.

Item 3.  Defaults upon Senior Securities

         None.

Item 4.  Submission of Matters to a Vote of Security Holders

         None.

Item 5.  Other Information

         None.

Item 6.  Exhibits and Reports on Form 8-K

         (a)  Exhibits.

         31.1   Certification of Chief Executive Officer      Filed herewith
                and  Chief Financial Officer pursuant         electronically
                to Section 302 of the Sarbanes-Oxley
                Act of 2002

         31.2   Certification of Vice-President pursuant      Filed herewith
                to Section 302 of the Sarbanes-Oxley          electronically
                Act of 2002

         32.1   Certification of Chief Executive Officer      Filed herewith
                and Chief Financial Officer pursuant          electronically
                to 18 U.S.C. Section 1350

         32.2   Certification of Vice-President pursuant      Filed herewith
                to 18 U.S.C. Section 1350                     electronically

         (b) Reports on Form 8-K.

          None

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this quarterly report to be signed on its behalf by the undersigned, thereunto duly authorized.

Birch Branch, Inc.


/s/ Michael Schumacher
-----------------------------------------------------------------
Michael Schumacher, President, Treasurer, Chief Executive Officer
 Chief Financial Officer and Director

Date:  November 13, 2006



/s/ George A. Powell
-----------------------------------------------------------------
George A. Powell, Vice-President, Secretary and Director

Date:  November 13, 2006

                                                                    EXHIBIT 31.1

      CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
            PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002


I, Michael Schumacher, certify that:

(1) I have reviewed this quarterly report on Form 10-QSB of Birch Branch, Inc.

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

(4) The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     (c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

(5) The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date:  November 13, 2006


/s/ Michael Schumacher
----------------------------------------------
Michael Schumacher
President, Treasurer, Chief Executive Officer,
 Chief Financial Officer and Director

                                                                    EXHIBIT 31.2

                         CERTIFICATION OF VICE-PRESIDENT
            PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002



I, George A. Powell, certify that:

(1) I have reviewed this quarterly report on Form 10-QSB of Birch Branch, Inc.

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

(4) The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     (c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

(5) The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date:  November 13, 2006


/s/ George A. Powell
--------------------------------------
George A. Powell
Vice-President, Secretary and Director

                                                                    EXHIBIT 32.1

      CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
                               BIRCH BRANCH, INC.
                       PURSUANT TO 18 U.S.C. SECTION 1350



In connection with the Quarterly Report of Birch Branch, Inc. (the "Company") on Form 10-QSB for the period ended September 30, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael Schumacher, Chief Executive Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



/s/ Michael Schumacher
-----------------------------------------------
Michael Schumacher
President, Treasurer, Chief Executive Officer,
 Chief Financial Officer and Director
November 13, 2006

                                                                    EXHIBIT 32.2

                         CERTIFICATION OF VICE-PRESIDENT
                               BIRCH BRANCH, INC.
                       PURSUANT TO 18 U.S.C. SECTION 1350



In connection with the Quarterly Report of Birch Branch, Inc. (the "Company") on Form 10-QSB for the period ended September 30, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, George Powell, Vice-President of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



/s/ George A. Powell
---------------------------------------
George A. Powell
Vice-President, Secretary and Director
November 13, 2006







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